

Mail Stop 3561

January 25, 2010

Via U.S. Mail

Joseph Levanduski
Chief Financial Officer
Hawk Corporation
200 Public Square
Suite 1500
Cleveland, OH 441144

Re: **Hawk Corporation**
            Form 10-K for the fiscal year ended December 31, 2008
            Filed March 10, 2009

            Definitive Proxy on Schedule 14A
            Filed April 17, 2009
            File No. 001-13797

Dear Mr. Levanduski:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                 Regards,

                                 Amanda Ravitz
                                 Branch Chief - Legal